December 20, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Eiko Yaoita Pyles and Claire Erlanger
Division of Corporation Finance
Office of Manufacturing
Re:        Trinity Industries, Inc.
Form 10-K for the year ended December 31, 2021
Filed February 17, 2022
Form 8-K filed October 25, 2022
File No. 001-06903
Ladies and Gentlemen:

Trinity Industries, Inc. (the “Company”) is submitting its response to the comments regarding the Company’s Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”) and Form 8-K filed October 25, 2022, set forth in the letter from the Securities and Exchange Commission (“SEC”) dated December 9, 2022.

The staff’s comments are set forth below and the Company’s responses are set forth after the staff comments. The Company will include the changes discussed in each item below beginning with the Form 10-K for the year ended December 31, 2022, which will be filed in February 2023, as well as its quarterly earnings releases and other investor communications.

Form 8-K furnished October 25, 2022

Exhibit 99.1 Earnings Release, page 1

1.SEC Comment: We note that you disclose the Future Lease Rate Differential (“FLRD”) at the end of the three month period ended September 30, 2022 as well as at the end of the three month period ended September 30, 2021. We also note your disclosure that FLRD calculates the implied change in revenue for railcar leases expiring over the next four quarters, assuming they were renewed at the most recent quarterly transacted lease rates for each railcar type. Please explain to us and consider revising future filings to disclose the reasons why the metric is useful to investors, how management uses the metric, and if there are estimates or assumptions underlying the metric or its calculation, include disclosure of such items if it’s necessary for the metric not to be misleading. For reference, see guidance in SEC Release No. 33-10751 Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: The FLRD is an analysis of the revenue expected to be generated from actual lease contracts that will be renewing during the applicable periods. We believe the FLRD provides a Company-specific metric that helps investors understand our anticipated near-term changes in lease rates, which frames our communications with the investment community and helps

14421 N. DALLAS PARKWAY, #1100	DALLAS, TX 75207	214.631.4420

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2022

investors and management understand the longer term impact of current market factors on future leasing revenue. Other than adjustments for leasing categories for which there is no current activity, the calculation of the FLRD does not rely on management estimates or judgmentally determined assumptions. Instead of using subjective management inputs, the FLRD calculates the implied change in revenue for railcar leases known to be expiring over the next four quarters, assuming these expiring leases were renewed at the most recent quarterly transacted lease rates for each railcar type. The Company believes this assumption is reasonable given the high utilization rate of the Company-owned lease fleet and lease renewal success rate (97.9% and 82.0%, respectively, as of September 30, 2022).
In future filings, earnings releases, and investor presentation materials, the Company will provide the following explanation of FLRD when it is used:

“The Future Lease Rate Differential (FLRD) calculates the implied change in revenue for railcar leases expiring over the next four quarters. The FLRD assumes that these expiring leases will be renewed at the most recent quarterly transacted lease rates for each railcar type. We believe the FLRD is useful to both management and investors as it provides insight into the near-term trend in lease rates as well as the longer term impact of renewing rates on future revenue. The FLRD is calculated as follows:

(New Lease Rates — Expiring Lease Rates) x Expiring Railcar Leases /
(Expiring Lease Rates x Expiring Railcar Leases)”

Form 10-K for the Fiscal Year Ended December 31, 2021

Free Cash Flow, page 53

2.SEC Comment: In your determination of “Adjusted Net Cash Provided by Operating Activities”, you adjust for proceeds from lease portfolio sales, which is presented in investing activities. Please tell us how you determined that this adjustment does not result in a non-GAAP measure based on individually tailored accounting principles. Refer to the guidance in Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:
Although not reported within operating revenues in our Consolidated Statements of Operations, lease portfolio sales are significant to the Company’s business and are a relevant source of cash flow. To avoid the potential misconception that the Company considers proceeds from lease portfolio sales to be part of Net Cash Provided by Operating Activities, the Company proposes to simplify the description of Adjusted Free Cash Flow calculation in future filings by eliminating subtotals with potentially misleading labels. As an example of the proposed revised representation of this measure, please find attached, in Appendix I, the relevant revised excerpt from the 2021 Form 10-K.

3.SEC Comment: Your calculation of “Free Cash Flow” differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In order to avoid potential confusion, in future filings, earnings releases, and investor presentations, please revise the title to “Adjusted Free Cash Flow After Investments and Dividends” and the definition of your non-GAAP measure to “Adjusted Free Cash Flow” or a similar title. Refer to Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company agrees with this recommendation and will revise the title and definition of this non-GAAP measure accordingly. Specifically, in future filings the Company

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2022

will (i) change the label for the total row to “Adjusted Free Cash Flow After Investments and Dividends” and (ii) revise the title of the non-GAAP measure to “Adjusted Free Cash Flow” wherever this calculation appears in our disclosures and investor communications. As an example, the excerpt in Appendix I reflects these changes.

Should you have any questions or comments with respect to the above, or believe that a call would be helpful in any way, please do not hesitate to contact me at (214) 631-4420.

Very truly yours,

Trinity Industries, Inc.

By:	/s/ Eric R. Marchetto
Eric R. Marchetto
Executive Vice President and Chief Financial Officer

cc:	E. Jean Savage – Chief Executive Officer and President
Leldon E. Echols – Chairman of the Board
Dunia A. Shive – Audit Committee Chair
Sarah R. Teachout – Executive Vice President and Chief Legal Officer
Steven L. McDowell – Vice President and Chief Accounting Officer

U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2022

Appendix I

Adjusted Free Cash Flow
~~Total~~ Adjusted Free Cash Flow After Investments and Dividends ("Adjusted Free Cash Flow") is a non-GAAP financial measure. The change in presentation of sales of railcars from the lease fleet, which was effected on a prospective basis beginning in the fourth quarter of 2020, had no effect on the Company’s previously reported Adjusted Free Cash Flow.
We believe Adjusted Free Cash Flow is useful to both management and investors as it provides a relevant measure of liquidity and a useful basis for assessing our ability to fund our operations and repay our debt. Adjusted Free Cash Flow is reconciled to net cash provided by operating activities from continuing operations, the most directly comparable GAAP financial measure, in the following tables.
For the year ended December 31, 2021, Adjusted Free Cash Flow is defined as net cash provided by operating activities from continuing operations as computed in accordance with GAAP, plus cash proceeds from lease portfolio sales, less capital expenditures for manufacturing, dividends paid, and Equity CapEx for leased railcars. Equity CapEx for leased railcars is defined as leasing capital expenditures, adjusted to exclude net proceeds from (repayments of) debt.

Year Ended December 31, 2021
(in millions)
Net cash provided by operating activities – continuing operations	$ 615.6
Proceeds from lease portfolio sales	454.3
~~Adjusted Net Cash Provided by Operating Activities~~	~~1,069.9~~
Capital expenditures – manufacturing and other	(23.6)
Dividends paid to common stockholders	(88.5)
~~Free Cash Flow (before Capital expenditures – leasing)~~	~~957.8~~
Equity CapEx for leased railcars	(418.9)
~~Total~~ Adjusted Free Cash Flow After Investments and Dividends	$ 538.9

Capital expenditures – leasing	$ 547.2
Less:
Payments to retire debt	(2,315.8)
Proceeds from issuance of debt	2,444.1
Net proceeds from (repayments of) debt	128.3
Equity CapEx for leased railcars	$ 418.9